04045353

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA** **+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

RECEIVED
2004 OCT -6 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

date: 5 Oct 2004 *pages:* 1

subject: **30 JUNE 2004 SEMI ANNUAL REPORT (PAS) – ENGLISH TRANSLATION**

The Management Board of Prokom Software SA informs, that:

The Company released an english translation of its semi annual report (published September 30th 2004) prepared in accordance with PAS. The report is available at RNS service on London Stock Exchange web site.

SUPPL

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

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